UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a -16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2023

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Table of Contents

Items:

1. Other News

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: (91-22) 2653 1414 Fax: (91-22) 2653 1122 Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road Vadodara 390007. India

OTHER NEWS

Subject: Board Meeting for approval of Financial Results

IBN

ICICI Bank Limited (the ‘Bank’) Report on Form 6-K

The Bank has made the below announcement to the Indian stock exchanges:

We wish to inform you that the subsidiaries of ICICI Bank Limited, namely, ICICI Prudential Asset Management Company Limited (“ICICI AMC”), ICICI Venture Funds Management Company Limited (“ICICI Venture”) and ICICI Prudential Life Insurance Company Limited (“ICICI Life”), have received approvals from the Reserve Bank of India (“RBI”), through different letters dated December 27, 2023 which were received on December 28, 2023 at 12.44 p.m. which permits an “aggregate holding” of up to 9.95% of the paid-up share capital or voting rights in each of the banks as follows:

Sr. no.	Banking company	Applicant(s)
1	Axis Bank Limited	ICICI AMC
2	City Union Bank Limited	ICICI AMC
3	DCB Bank Limited	ICICI AMC and ICICI Venture
4	Equitas Small Finance Bank Limited	ICICI AMC
5	Federal Bank Limited	ICICI AMC
6	IDFC First Bank Limited	ICICI AMC and ICICI Life
7	IndusInd Bank Limited	ICICI AMC and ICICI Life
8	Karur Vysya Bank Limited	ICICI AMC
9	RBL Bank Limited	ICICI AMC and ICICI Life

The approval requires the applicant(s) to acquire major shareholding within a period of one year from the date of RBI letter. The approval is pursuant to the application made in accordance with the Master Direction and Guidelines on Acquisition and Holding of Shares or Voting Rights in Banking Companies dated January 16, 2023. Accordingly, the term “aggregate holding” shall be construed as per the said Master Direction.

You are requested to kindly take note of the above.

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: (91-22) 2653 1414 Fax: (91-22) 2653 1122 Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road Vadodara 390007. India

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited
Date :	December 29, 2023	By:	/s/ Vivek Ranjan
			Name :	Vivek Ranjan
			Title :	Assistant General Manager